Filing pursuant to Rule 425 under the
 Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of
Subject Company: 1-10294

On September 20, 2005, Capital One Financial Corporation participated in the Bank of America Strategic Ideas Conference.

Additional Information About the Capital One Financial Corporation/Hibernia Corporation Transaction

     In connection with the proposed merger of Hibernia Corporation with and into Capital One Financial Corporation, Capital One will file with the SEC a post-effective amendment to its Registration Statement on Form S-4 that will include a new proxy statement of Hibernia that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Capital One and Hibernia with the SEC at the SEC's website at http://www.sec.gov. The proxy statement/prospectus (when available) and the other documents also may be obtained for free by accessing Capital One's website at http://www.capitalone.com under the tab "Investors" and then under the heading "SEC & Regulatory Filings" or by accessing the SEC homepage at www.sec.gov.

     Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Capital One's executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia's executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Forward-looking statements

     Information in this conference transcript contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and the actual results could differ materially from those contained in the forward-looking information. Among the factors that could cause actual results to differ materially are the following: the impact of property, credit and other losses expected as the result of Hurricane Katrina; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by Hurricane Katrina; the pace and magnitude of economic recovery

FINAL TRANSCRIPT

in the region impacted by Hurricane Katrina; the potential impact of damages from future hurricanes and other storms; the failure of Hibernia stockholders to approve the transaction; continued intense competition from numerous providers of products and services which compete with Capital One’s or Hibernia’s businesses; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions); financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending, repayments and savings; the amount of, and rate of growth in, Capital One’s and Hibernia’s expenses (including salaries and associate benefits and marketing expenses); Capital One’s and Hibernia's ability to execute on their respective strategic and operational plans; the ability of Capital One and Hibernia to recruit and retain experienced personnel to assist in the management and operations; the risk that the businesses of Capital One and Hibernia will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction with Hibernia may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and other risk factors listed from time to time in Capital One’s and Hibernia’s SEC reports, including, but not limited to, the Quarterly Reports on Form 10-Q for the quarter ended June 30, 2005

A copy of the transcript of the conference follows:
C O N F E R E N C E C A L L P A R T I C I P A N T S Gary Perlin Capital One Financial Corporation - CFO P R E S E N T A T I O N

Unidentified Speaker

Good morning, everyone. Welcome to the Capital One presentation. But before we start, I am required to read you a public appearance statement. It says, "As you are aware, we are required to make a number of conflict of interest and related disclosures in connection with our participation this conference and the companies that we may discuss. If you would like to review these important disclosures, please pick up the packets containing the public appearance disclosures at the back of this room and at each of the breakout sessions. PDF copies can be assessed by those of you viewing this presentation via webcast."

And with that, I would like to welcome Capital One. And today, speaking on behalf of the Company is Gary Perlin, CFO.

Gary Perlin - Capital One Financial Corporation - CFO

Thanks, Robert. Nice to see you again. Good morning, ladies and gentlemen, and thanks very much for joining me. I'm going to be going straight from here over to the breakout session afterward. So if I don't have time to take your questions here, I very much look forward to the opportunity to taking them immediately following this presentation.

With that, life at Capital One always seems to be like life on a roller coaster. This year has been no exception. I'm going to try and take you as quickly as I can through the kind of ups and downs of our Company as we look forward to a very strong future.

So with that, let's take a look back for a second to our second quarter of this year. A strong year across all of the metrics that we tend to share with all of you. And that, of course, starts with stronger earnings --over $2 in the second quarter. We tend to see some stronger earnings in the beginning of our years than we do at the end of our years, given the timing of growth in card business, the timing of reserves, and so forth and so on. We are continuing to be above our historical trend on ROA. I will share some of that information with you was we go along, but particularly strong in the second quarter of this year -- over 200 basis points.

Managed loans grew by somewhat over 13% over the previous time last year, a lot of that in businesses outside of U.S. card, as well as U.S. card. And you will see that make up in a minute. Diversification of both assets and profitability of our Company away from U.S. card into some of our newer businesses --something else you will be able to look at, both in terms of asset growth and profits. The bedrock of our Company, which is credit risk management, shows through in terms of strong and stable credit quality, as well as the margins it allows us to maintain. And finally, continued strength in both liquidity and capital measures.

Just to put some numbers onto this diversification, first with assets, then with earnings -- as you can see here, over the course of the last eight or nine years, we have had a continued diversification. Some people believe this started relatively recently. There was a lot of work going on in the mid '90s. And now we're starting to see a lot of the benefits of that in terms of a much more diversified portfolio. If you take a look down across the bottom of this particular chart, you will see that the percent of our overall loans that are outside of the U.S. card business is now up to about 44%, and continuing to shift away from U.S. card, as we see a substantially higher growth in some of our other businesses. And I will walk you through where that growth is occurring as we go along. But you can see here, it is both in our auto loan business, as well in global financial services, which is our catchall portfolio of a number of business lines, both in this country and elsewhere.

In terms of the diversification of earnings, what you can see as well the last couple of years is a growth in earnings coming from outside of our historic business in the U.S. credit card area. You can see that in both the auto and the global financial services area. What you have seen, by the way, over the course of the last couple of years is a real payback to the investments that our Company was making throughout the late '90s. So the fact that the net income actually turned positive in the early years of the 2000's is largely a result of reaching scale as well as building up the reserve base to be able to power our business forward. So from quarter to quarter, sometimes you will see more growth in the income from one or another business, depending on where the growth in the volume is coming from. Sometimes faster volume growth will actually decrease the amount of net income that quarter as we continue to build reserves. And you will see a little bit of that as we go long.

At the top of the house, looking at our overall portfolio of businesses, our credit metrics are strong and stable. You can see here on the left the net charge-off rate in our business, and you can see not materially different whether or not you're taking a look at current charge-offs against current assets, or against lagged assets, which is something a lot of people like to do to normalize for the growth in our business.

The best leading indicator of future charge-offs, as most of you know, is in delinquencies. And as you can see here, a combination of good credit risk management, a nice balance in our business across the credit spectrum, as well as relatively strong economic conditions have all contributed to real strength in our credit metrics.

That ROA I mentioned a little while ago, up something north of 200 basis points, is a reflection of a number of things -- certainly good credit performance and provision expense. On the operating expense side as well, Capital One over the years has become increasingly more efficient. We're doing that through a variety of steps that we're taking, both to manage our costs very aggressively. But also, the mix in our business is leading to these kinds of metrics. So for example, auto loans tend to be much higher than the average credit card balance that we have. It tends to be much less expensive, both to originate, and particularly to service those loans over time. So the mix of our business, as well as our focus on non-interest expense, is allowing us to reap a lot of efficiency gains, again contributing to the improvement in ROA.

Another thing which has been contributing to our stronger performance really across the board has been the emergence of a very strong brand. You are looking at this chart at a couple of measures of brand awareness. The one that I have boxed on there is the unaided awareness, which is effectively people being asked off the top of their heads to name a financial services company, name a credit card provider, whatever the case might be. And this is simply showing you that with our latest statistics in the spring of this year, more people pick the name Capital One out of the air than any other.

The total awareness is a measure where you can see a lot more equivalents across many of the major brands. That's more a matter of somebody being given a list -- have you heard of the following names? And they kind of tick them off and say, yes, I have heard of that one, and that one, and the other one as well.

So Capital One is looked at on both scores. But we find that the unaided is what tells us where we're really having penetration. Of course, the metric that is most important to us is when brand awareness converts into a willingness both to open accounts with our Company and to choose to use one's Capital One card, or to take up whatever option it is that we're providing. And that is where we really see the payback to the investment that we've made in brand over the course of time.

I'm going to take you very quickly now on a brief tour of our major business lines. Right now, we have three business segments, soon to be four. And I will talk about the fourth, which is banking, at the end of the presentation.

First, let's start with U.S. credit card. Those of you who follow that market carefully know that that has been a market that has gone through tremendous growth and consolidation over the course of the last ten years. And we're certainly in that consolidated phase right now, with more than 90% of the outstandings in the credit card market being represented by the top 10 players. And in fact, if you just take a look the top five or six players in that market, it is a highly consolidated market. Overall growth has been lower in credit card over the last couple of years than it was in the previous five or six years.

But even with this competition, even with the consolidation, we have seen good, healthy growth in our outstandings. As you can see here, at the end of the first half of 2005, we were at about 46 billion, down from year end 2004. The seasonality of the credit card business is such that we tend to see most of the growth, certainly all of the net growth, coming at the end of the year as a result of the holiday shopping season following on the school shopping season that we have just completed as well.

Our guidances of the second-quarter earnings release was that we expected low-single-digit growth in outstandings in U.S. card this year. What we don't have up here, but we shared as well during the course of our earnings call, is the fact that our transactions volume is up quite substantially -- about 13% year on year. That is a deliberate move on our part to go after some of the transactor business, the reward business. High-quality business really contributes our returns; doesn't necessarily show up in the outstanding statistics.

That is one of many things that we can attribute -- the fact that our net income has been growing in this card segment substantially faster than outstandings. It's really a result of several things. First of all, it is the fact that we picked up a awful lot of transactor business. It also is a reflection of improvement in credit. Those are the two things that are most important. Third, and certainly important as well, is the operating efficiency that we're bringing to our card business, as well as the rest. So a good strong outlook for the overall business growth, and certainly profitability, you can see, is humming along.

On the credit side of the card business, what you can see here again -- substantial improvement a couple of years back in our credit performance, and now it's stabilized. That's as a result of the fact that we changed the mix of our business more upmarket to the higher-credit, lower-loss part of the credit card business. That mix of business is now much more stable between the two. A combination of that strong credit risk management and attention to that, as well as good strong economic performance, is leading to these kinds of statistics. Again, leading indicator for charge-offs tend to be delinquencies, and good strong statistics there as well.

One of the most amazing things to me when I first came to Capital One myself a couple of years ago, and something that we are always looking to measure for ourselves -- in the businesses that we choose to focus, we want to make sure that we're getting absolutely the best combination of risk and return. And that's what you see here.

So if you take a look on the horizontal axis, what you're looking at is the best proxy for risk, which is nine-month lag charge-offs. What you see on the vertical axis is revenue margin. And what you can see is Capital One U.S. credit card, which is the circle that you can see at the top of that graph, is compared to the credit card businesses of the largest diversified banking organizations, as well as the full company statistics for MBNA.

So largely a card business, and what you can see is the risk/return trade-off that we make actually delivers what we continue to believe is the strongest performance in the industry, getting return for the risk we take and managing down that risk for the return that we're able to generate. This is a reflection of the focus we put on that business, the approach that Capital One has always taken to managing the credit risk of our business tightly, and reaching out to give customers exactly the product that they're looking for at the time that they need it.

Aside from credit card, certainly this year, most of the focus from the outside has been on our fastest-growing business, which has been auto finance, a very attractive segment for us. Overall size of the market -- quite substantial; larger than U.S. card. Still a lot of opportunities -- the market is not nearly so consolidated in auto as it is in the credit card space, and particularly with what we see happening right now with the auto manufacturers focusing on using pricing incentives rather than financing incentives, some of that business moving away from the captives towards the noncaptive space. Capital One is the leading player in direct originations of auto loans, but has a full spectrum or very engaged in the indirect spaces, while working with dealers.

And finally, something we like to focus on quite a bit is our focus on the full credit spectrum of the auto business. So for those of you who have had the recent pleasure of going into a car dealership and looking for financing, that tends to go to a particular desk that is related to the credit quality that that dealer believes you have. Very often, that turns out not to be exactly the right space to be in.

By being a full credit spectrum player, we tend to get to see all of the opportunities in any of our dealer relationships. And having a product that is there to deliver to them usually gives us the best risk/return characteristics. So that is very important to us.

As I say, auto finance for Capital One -- a lot of momentum around that business. Here, you see the size of our service down standings (ph), including those loans that we may have sold -- particular pickup in the first half of '05, a combination of a number of things -- certainly acquisitions of both a portfolio out of the KeyBanc franchise, as well as the purchase of Onyx that led us to acquire portfolios. More importantly, it helped us acquire growth platforms in different geographies and among different dealers across the credit spectrum. That has been exceptionally important for us, as well.

But aside from acquisitions, particularly in line with the pickup in auto sales that resulted from the fact of price incentives that were provided by auto manufactures, towards the end of the first half, we started to see record volume there. Our first $1 billion origination month in June; July was 1.1 billion -- higher in August. I think things seem to be getting more stable now with the new model year coming out not necessarily attracting quite the same level of incentives.

Auto finance credit -- something we measure very carefully and monitor as well. What you can see here is a strong performance -- again, a variety of things. It is the mix of our business. It is the strength of our recoveries operation. It has been good performance in used car prices, and as well as pretty strong economy across the board. And as you can see again, delinquencies suggesting that that quality is strong and prepared to remain that way.

Finally, moving onto the third of our current segments, global financial services has a portfolio of domestic businesses, which includes small business. Capital One -- now the number two player in the small business arena, both small business card as well as small business loans, a variety of products there. Installment loans, just closed-end loans -- noncollateralized to a generally very creditworthy population. And a number of emerging businesses for Capital One -- growth plays for us over the long haul. And you can see what those are.

On the international side, the single largest of our international businesses is over in the UK. We will talk a little bit about that business in a moment. We're also a mainstream player in Canada, and had some relatively small growth plays elsewhere in continental Europe.

As you can see here, continued growth in outstandings in this particular segment -- you don't see quite the same seasonality that you do in card. Net income is also quite healthy. 2004, we sold a couple of our overseas businesses where we felt it wasn't going to hit the scale that we needed. We actually recorded a gain on some of those sales. So strong performance in 2004 on an operating basis, on top of which we had an additional gain coming from sale of those businesses; no sales so far in 2005, so that's pretty much the organic business that you see through the first half of this year.

The charge-off rate has been relatively stable in our global financial services portfolio. Certainly, the area that is experiencing an increase in charge-offs is in our UK business. I think if you take a look at that business overall, the cycle of consumer credit trends in the UK -- some people think it's a couple of years ahead of us here in the U.S. Some people think it's a couple of years behind. Whatever it is, they're cycles. So you can pretty much pick and choose. But certainly, between an increase in rates putting some pressure on borrowers over there because of the fact they tend to have floating rate mortgages, as well as a relative slowdown in job growth has led to some credit pressures over there. And we're seeing that in our portfolio. But again, overall, our GFS business is doing quite well.

The fourth business segment for Capital One is banking. As many of you know, we expected that that segment would be up and running as of September 1 of this year, which was the original scheduled close date for our purchase of Hibernia Bank Corporation. That was delayed until September 7, after which we announced, or at the time of which, Capital One and Hibernia announced a renegotiated deal, which is now expected to close in the fourth quarter of 2005.

Needless to say, it was a difficult time. It remains a difficult time for our friends at Hibernia, and obviously all of the people in that part of the country. But it did not stop us on either side from doing our due diligence to make sure that we came up with the best possible assessment of damage to the assets of Hibernia, as well as taking into account the potential impact on future business, and something that we were very focused on.

Hibernia, we believe, is certainly well positioned to grow, as many of the banks will in the reconstruction effort -- and with the inflow of funds that is going to happen in that particular market. And obviously, we have been working very closely with Hibernia to make sure that we understand their operational capacity to take advantage of the opportunities that they will have in their markets.

Certainly, Hibernia is the number one bank in Louisiana. That means New Orleans. But it also means the rest of Louisiana, including many of the centers to which a lot of New Orleans residence and businesses have migrated, as well as in eastern Texas, where they have migrated as well, and Hibernia is present.

For those of you who been watching carefully, you know the deal terms. There was a reduction of about 9% in economic value of the deal, and in return, the lifting in effect of the materially adverse change clause in our contract with respect to hurricanes. Again, our current belief is that this deal will now close in the fourth quarter of 2005.

Last comment on the status of Hibernia -- you can certainly hear this from them, but to understand the whole picture, about one-third of Hibernia's branches were in the impacted areas in and around the greater New Orleans area. As of the time that the renegotiated terms were announced, approximately 47 of those 107 branches were reopened. Of the remaining, we believe that about 21 had sustained significantly damage. And the balance will be able to reopen. Many of them have. That's largely a matter of when people can actually get to them, when electricity is restored, and so forth. The 21 branches that sustained significant damage represent about 5% of Hibernia's deposits overall.

Finally, although most people are understandably focused on the current events in the Gulf area, and certainly with respect to Hibernia, for those of you who might not track Capital One regularly, let me just remind you of the overall strategy behind this combination of our businesses. Very much in line with the Capital One strategy of building and maintaining leadership in a number of national-scale lending businesses in the consumer space -- Hibernia adding to that what we believe to be extremely important, which is a local-scale deposit business, both in Louisiana as well as some growth opportunities that they have demonstrated they can really take advantage of in Texas. Putting these things together, we believe, are going to be truly strong in helping propel us as a winner in the financial services business.

And that is the forward-looking view. Before I end, let me just kind of give you the backward-looking view. Capital One is a young enough Company that we can put our entire history on one slide, at least for those of you who have good eyesight. This is going to start changing.

But if you take a look across the board again, having taken you on the roller coaster out of our recent year, a lot of people look at Capital One and believe that it is a bit of a roller coaster kind of Company. I think it is always useful to take a look at what the numbers really tell you about our Company, and that is a great deal of consistency.

You can see here strength in EPS growth over the years. EPS growth averaging about 29% over the history of our Company. And you see that kind of growth over the last couple of years as well. ROE averaging about 24% over the life of our Company -- down in 2004, largely as the result of an increase in equity as we anticipated some strategic moves, such as the purchase of Hibernia. And as I described earlier, deep health in all of our asset businesses -- you can see what has been happening to our ROA over the course of the last couple of years -- a combination of lower credit expense, lower non-interest expense, and a good, steady margin in all of those businesses.

So with that, ladies and gentlemen, I hope you understand why we at Capital One are very proud of our past, very confident in our future. And I recognize that many of you have some questions. And rather than try and pigeon all of them into this conversation, I'm going to invite you to join us in the breakout right next door immediately after this session. Thank you very much.